SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A
                                 AMENDMENT NO. 1
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          THE EXPERIENTIAL AGENCY, INC.
                                (NAME OF ISSUER)

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   87162D 10 2
                                 (CUSIP NUMBER)

                         DAVID M. LOEV, ATTORNEY AT LAW
                               2777 ALLEN PARKWAY
                                   SUITE 1000
                              HOUSTON, TEXAS 77019
                                 (713) 524-4110
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                  JULY 26, 2004
       (DATE  OF  EVENT  WHICH  REQUIRES  FILING  OF  THIS  STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION WHICH IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13D-1(B)(3) OR (4), CHECK THE FOLLOWING BOX. [ ]


THE INFORMATION REQUIRED IN THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE FILED FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934
 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT.





|1|     NAMES  OF  REPORTING  PERSONS
        S.S.  OR  I.R.S.  IDENTIFICATION  NO.  OF  ABOVE  PERSON

        FRANK  GOLDSTIN    ###-##-####
--------------------------------------------------------------------------------
|2|     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER OF A GROUP *          (A)[ ]
                                                                          (B)[ ]
--------------------------------------------------------------------------------
|3|     SEC  USE  ONLY
--------------------------------------------------------------------------------
|4|     SOURCE  OF  FUNDS*
        OO
--------------------------------------------------------------------------------
|5|     CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
        REQUIRED  PURSUANT  TO  ITEMS  2(D)  OR  2(E)                        [ ]
--------------------------------------------------------------------------------
|6|     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
        UNITED  STATES
--------------------------------------------------------------------------------
                    |7|  SOLE  VOTING  POWER
NUMBER  OF               10,891,045
SHARES              ------------------------------------------------------------
BENEFICIALLY        |8|  SHARED  VOTING  POWER
OWNED  BY  EACH          N/A
REPORTING           ------------------------------------------------------------
PERSON  WITH        |9|  SOLE  DISPOSITIVE  POWER
                         32,660,634
--------------------------------------------------------------------------------

|10|     SHARED  DISPOSITIVE  POWER
         N/A
--------------------------------------------------------------------------------
|11|     AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
         32,660,634
--------------------------------------------------------------------------------
|12|     CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (11)  EXCLUDES CERTAIN
         SHARES  *          N/A
--------------------------------------------------------------------------------
|13|     PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)
         56.3%
--------------------------------------------------------------------------------
|14|     TYPE  OF  REPORTING  PERSON  *
         IN
--------------------------------------------------------------------------------

ITEM  1.  SECURITY  AND  ISSUER

THIS SCHEDULE 13D RELATES TO THE COMMON STOCK OF THE EXPERIENTIAL AGENCY, INC. THE PRINCIPAL EXECUTIVE OFFICES OF THE EXPERIENTIAL AGENCY, INC. ARE LOCATED AT 875 NORTH MICHIGAN AVENUE, SUITE 2626, CHICAGO, IL 60611.

ITEM  2.  IDENTITY  AND  BACKGROUND

(A)-(C) THIS STATEMENT ON SCHEDULE 13D IS BEING FILED BY FRANK GOLDSTIN. MR. GOLDSTIN'S BUSINESS ADDRESS IS 875 NORTH MICHIGAN AVENUE, SUITE 2626, CHICAGO, IL 60611. MR. GOLDSTIN IS THE CHIEF EXECUTIVE OFFICER OF THE REGISTRANT.

(D)-(E) DURING THE LAST FIVE YEARS, MR. GOLDSTIN: (I) HAS NOT BEEN CONVICTED IN A CRIMINAL PROCEEDING (EXCLUDING TRAFFIC VIOLATIONS OR SIMILAR MISDEMEANORS); OR
(II) WAS NOT A PARTY TO A CIVIL PROCEEDING OF A JUDICIAL OR ADMINISTRATIVE BODY OF COMPETENT JURISDICTION AND AS A RESULT OF SUCH PROCEEDING WAS OR IS SUBJECT TO A JUDGMENT, DECREE OR FINAL ORDER ENJOINING FUTURE VIOLATIONS OF, OR PROHIBITING OR MANDATING ACTIVITIES SUBJECT TO, FEDERAL OR STATE SECURITIES LAWS OR FINDING ANY VIOLATION WITH RESPECT TO SUCH LAWS.

(F)  MR.  GOLDSTIN  IS  A  CITIZEN  OF  THE  UNITED  STATES.

ITEM  3.  SOURCE  OF  AMOUNT  OF  FUNDS  OR  OTHER  COMPENSATION

ON JULY 26, 2004, MR. GOLDSTIN ENTERED INTO A VOTING AGREEMENT WITH JEAN WILSON, VICE PRESIDENT AND SECRETARY OF THE COMPANY AND JOSEPH WAGNER, PRESIDENT, CHIEF OPERATING OFFICER AND TREASURER OF THE COMPANY. THE VOTING AGREEMENT GAVE MS. WILSON THE RIGHT TO VOTE 10,884,795 SHARES OF MR. GOLDSTIN'S COMMON STOCK AND MR. WAGNER THE RIGHT TO VOTE 10,884,794 SHARES OF MR. GOLDSTIN'S COMMON STOCK. THE VOTING AGREEMENT STATES THAT MS. WILSON AND MR. WAGNER SHALL BE THE TRUE AND LAWFUL AGENT AND PROXY OF MR. GOLDSTIN WITH THE FULL POWER OF SUBSTITUTION FOR AND IN THE NAME OF MR. GOLDSTIN, TO VOTE ALL THE SHARES OF STOCK OR STOCK EQUIVALENTS OR GIVE A WRITTEN CONSENT, IN PERSON OR BY PROXY, AT ALL MEETINGS OF THE SHAREHOLDERS OF THE COMPANY, AND IN ALL PROCEEDINGS IN WHICH THE VOTE OR WRITTEN CONSENT OF SHAREHOLDERS MAY BE REQUIRED OR AUTHORIZED BY LAW.

ITEM  4.  PURPOSE  OF  TRANSACTION

PURSUANT TO THE VOTING AGREEMENT, JEAN WILSON AND JOSEPH WAGNER ACQUIRED THE RIGHT TO VOTE 10,884,795 AND 10,884,794 SHARES, RESPECTIVELY OF MR. GOLSTIN'S COMMON STOCK. DEPENDING ON GENERAL MARKET AND ECONOMIC CONDITIONS AFFECTING THE EXPERIENTIAL AGENCY, INC. AND OTHER RELEVANT FACTORS, MR. GOLDSTIN MAY PURCHASE ADDITIONAL SECURITIES OF THE EXPERIENTIAL AGENCY, INC. OR DISPOSE OF SOME OR ALL OF SECURITIES FROM TIME TO TIME IN OPEN MARKET TRANSACTIONS, PRIVATE TRANSACTIONS OR OTHERWISE.

MR.  GOLDSTIN DOES NOT HAVE ANY PLANS OR PROPOSALS WHICH RELATE TO OR RESULT IN:

(A) THE ACQUISITION BY ANY PERSON OF ADDITIONAL SECURITIES OF THE EXPERIENTIAL AGENCY, INC., OR THE DISPOSITION OF SECURITIES OF THE
EXPERIENTIAL  AGENCY,  INC.;

(B) AN EXTRAORDINARY TRANSACTION, SUCH AS A MERGER, REORGANIZATION OR LIQUIDATION, INVOLVING THE EXPERIENTIAL AGENCY, INC. OR ANY OF ITS SUBSIDIARIES;

(C) A SALE OR TRANSFER OF A MATERIAL AMOUNT OF ASSETS OF THE EXPERIENTIAL AGENCY, INC., OR ANY OF ITS SUBSIDIARIES;

(D) ANY CHANGE IN THE PRESENT BOARD OF DIRECTORS OR MANAGEMENT OF THE EXPERIENTIAL AGENCY, INC., INCLUDING ANY PLANS OR PROPOSALS TO CHANGE THE NUMBER OF TERM OF DIRECTORS OR TO FILL ANY EXISTING VACANCIES ON THE BOARD;

(E) ANY MATERIAL CHANGE IN THE PRESENT CAPITALIZATION OR DIVIDEND POLICY OF THE EXPERIENTIAL AGENCY, INC.;

(F) ANY OTHER MATERIAL CHANGES IN THE EXPERIENTIAL AGENCY, INC.'S BUSINESS OR CORPORATE STRUCTURE;

(G) CHANGES IN THE EXPERIENTIAL AGENCY, INC.'S CHARTER, BYLAWS OR INSTRUMENTS CORRESPONDING THERETO OR OTHER ACTIONS WHICH MAY IMPEDE THE
ACQUISITION  OF  CONTROL  OF  THE  EXPERIENTIAL  AGENCY,  INC.  BY  ANY  PERSON;

(H) CAUSING A CLASS OF SECURITIES OF THE EXPERIENTIAL AGENCY, INC. TO BE DELISTED FROM A NATIONAL SECURITIES EXCHANGE OR CEASE TO BE AUTHORIZED TO BE QUOTED IN AN INTER-DEALER QUOTATION SYSTEM OF A REGISTERED NATIONAL SECURITIES ASSOCIATION;

(I) A CLASS OF EQUITY SECURITIES OF THE EXPERIENTIAL AGENCY, INC. BECOMING ELIGIBLE FOR TERMINATION OF REGISTRATION PURSUANT TO SECTION 12(G)(4) OF THE SECURITIES EXCHANGE ACT OF 1934; OR

(J)     ANY  ACTION  SIMILAR  TO  ANY  OF  THOSE  ENUMERATED  ABOVE.

ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER

(A)     FRANK  GOLDSTIN  BENEFICIALLY  OWNS  32,660,634  SHARES  OF  COMMON
STOCK, $0.001 PAR VALUE, OF THE EXPERIENTIAL AGENCY, INC. THE SHARES OF COMMON STOCK BENEFICIALLY OWNED BY MR. GOLDSTIN CONSTITUTE APPROXIMATELY 56.3% OF THE TOTAL NUMBER OF SHARES OF COMMON STOCK OF THE EXPERIENTIAL AGENCY, INC., BASED UPON 57,999,391 SHARES OF COMMON STOCK OUTSTANDING AS OF JULY 26, 2004.

(B) MR. GOLDSTIN HAS THE SOLE POWER TO VOTE OR TO DIRECT THE VOTE OF 10,891,045 SHARES OF COMMON STOCK, AND THE SOLE POWER TO DISPOSE OF 32,660,634 THE SHARES BENEFICIALLY OWNED BY MR. GOLDSTIN.

(C) MR. GOLDSTIN TRANSFERRED THE RIGHT TO VOTE THE 21,769,589 SHARES OF COMMON STOCK AS A RESULT OF THE TRANSACTIONS DISCUSSED IN ITEM 3, ABOVE.

(D) NO OTHER PERSON HAS THE RIGHT TO RECEIVE OR THE POWER TO DIRECT THE RECEIPT OF DIVIDENDS FROM OR THE PROCEEDS FROM THE SALE OF THE SECURITIES BENEFICIALLY OWNED BY MR. GOLDSTIN.

(E)     NOT  APPLICABLE.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

FRANK GOLDSTIN HAS A VOTING AGREEMENT IN PLACE WITH JOSEPH WAGNER AND JEAN WILSON, WHEREBY MS. WILSON HAS THE RIGHT TO VOTE 10,884,795 SHARES OF MR. GOLDSTIN'S COMMON STOCK, AND MR. WAGNER HAS THE RIGHT TO VOTE 10,884,794 SHARES OF MR. GOLDSTIN'S COMMON STOCK.

ITEM  7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS

EXHIBIT 1 VOTING RIGHTS AGREEMENT DATED JULY 26, 2004, BETWEEN JOSEPH WAGNER AND FRANK GOLDSTIN.

EXHIBIT 2 VOTING RIGHTS AGREEMENT DATED JULY 26, 2004, BETWEEN JEAN WILSON AND FRANK GOLDSTIN.


 (1)  FILED  AS  AN  EXHIBIT  TO  OUR  FORM  8-K  FILED  ON  AUGUST  2,  2004.
                                    SIGNATURE

     AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

DATED:  AUGUST  10,  2004               BY:  /S/  FRANK  GOLDSTIN
                                            ----------------------
                                            FRANK  GOLDSTIN


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